Exhibit 99.3

HUAZHU GROUP LIMITED

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On November 4, 2019, Huazhu Group Limited (the “Company”) entered into a definitive Share Purchase Agreement with the shareholders of Steigenberger Hotels Aktiengesellschaft (the “Deutsche Hospitality”), a company established under the laws of Germany, to acquire 100% of the equity interest in Deutsche Hospitality for an aggregated consideration in cash of approximately EUR720 million, with customary closing consideration adjustment. As of January 2, 2020, all the consideration had been settled and the acquisition completed.

The accompanying unaudited pro forma condensed combined income statement for the fiscal year ended December 31, 2019 combines the historical consolidated income statements of the Company and Deutsche Hospitality, giving effect to this acquisition as if it had occurred on January 1, 2019.

The accompanying unaudited pro forma condensed combined balance sheet as of December 31, 2019 combines the historical consolidated balance sheet of the Company and Deutsche Hospitality, giving effect to this acquisition as if it was consummated at December 31, 2019.

The historical consolidated financial information has been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that (1) are directly attributable to the acquisition of Deutsche Hospitality, (2) are factually supportable, and (3) with respect to the income statements, have a continuing impact on combined results. The unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes to the unaudited pro forma condensed combined financial statements. In addition, the unaudited pro forma condensed combined financial information was based on and should be read in conjunction with the companies’ historical statements referenced below:

•                  separate historical financial statements of the Company as of and for the year ended December 31, 2019 and the related notes included in Company’s 2019 Annual Report on Form 20-F;

•                  separate historical financial statements of Deutsche Hospitality as of and for the year ended December 31, 2019 and the related notes included in the Form 6-K furnished with the Securities and Exchange Commission (SEC) on May 1, 2020.

For the pro forma income statement for the year ended December 31, 2019, and the pro forma balance sheet as of December 31, 2019, the Deutsche Hospitality statements were originally presented in Euro (EUR), and were converted to Renminbi (RMB) using an exchange rate of 7.8160, on December 31, 2019, as set forth in H.10 statistical release of the Federal Reserve Board.

There were no transactions between the Company and Deutsche Hospitality during the periods presented in the unaudited pro forma condensed combined financial statements that would need to be eliminated.

The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting under existing U.S. generally accepted accounting principles (“U.S. GAAP”). The Company has been determined to be the acquirer under the acquisition method of accounting. The allocation of the purchase price included in the pro forma statements is based on the best estimate of management.

The financial statements of Deutsche Hospitality as of and for the year ended December 31, 2019 were prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), and the Company and Deutsche Hospitality have performed an analysis and have identified significant differences between IFRS and U.S. GAAP for the purposes of presenting the unaudited pro forma condensed combined financial statements.

The unaudited pro forma condensed combined financial information is not necessarily indicative of the financial position and operating results that would have been achieved had the transaction been in effect as of the dates indicated and should not be construed as being a representation of financial position or future operating results of the combined companies. There can be no assurance that the Company and Deutsche Hospitality will not incur additional charges related to the acquisition or that management will be successful in its effort to integrate the operations of the two entities.

In addition, the unaudited pro forma condensed combined financial information does not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve and realize as a result of the acquisition, the costs to integrate the operations of the Company and Deutsche Hospitality, or the costs necessary to achieve these cost savings, operating synergies and revenue enhancements.

HUAZHU GROUP LIMITED

UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT

Year Ended December 31, 2019

(In millions, except share and per share data)

		Deutsche Hospitality
	Company	IFRS	GAAP Adjustment/ Conforming	US GAAP	US GAAP	Pro Forma Adjustments	Notes	Pro Forma Results
			Note [A]
	RMB	EUR	EUR	EUR	RMB	RMB		RMB
Revenues:
Leased and owned hotels	7,718	—	470	470	3,674	—		11,392
Manachised and franchised hotels	3,342	—	11	11	86	—		3,428
Others	152	—	3	3	23	—		175
Revenues	—	471	(471)	—	—	—		—
Total revenues	11,212	471	13	484	3,783			14,995
Other operating income	—	27	(27)	—	—	—		—
Operating costs and expenses:
Hotel operating costs	7,190	—	393	393	3,072	19	[B]	10,281
Other operating costs	57	—	—	—	—	—		57
Selling and marketing expenses	426	—	50	50	391	—		817
General and administrative expenses	1,061	—	43	43	336	(70)	[C]	1,327
Pre-opening expenses	502	—	0	0	0	—		502
Other operating expenses	—	118	(118)	—	—	—		—
Cost of materials and services	—	110	(110)	—	—	—		—
Personnel expenses	—	147	(147)	—	—	—		—
Depreciation, amortization and impairment	—	86	(86)	—	—	—		—
Total operating costs and expenses	9,236	461	25	486	3,799	(51)		12,984
Other operating income (expenses), net	132	—	15	15	117	—		249
Income (Loss) from operations	2,108	37	(24)	13	101	51		2,260
Interest income	160	—	0	0	0	—		160
Interest expense	315	—	13	13	102	—		417
Other income (expense), net	331	—	0	0	0	—		331
Unrealized gains (losses) from fair value changes of equity securities	316	—	2	2	16	—		332
Foreign exchange (loss)	(35)	—	(0)	(0)	(0)	—		(35)
Finance income	—	2	(2)	—	—	—		—
Finance expenses	—	54	(54)	—	—	—		—
Share of profit (loss) of associates	—	(1)	1	—	—	—		—
Income (Loss) before income taxes	2,565	(16)	18	2	15	51		2,631
Income tax expense (benefit)	640	(2)	5	3	23	16	[D]	679
Income (Loss) from equity method investments	(164)	—	(1)	(1)	(8)	—		(172)
Net income (loss)	1,761	—	(2)	(2)	(16)	35		1,780
Loss for the year	—	(14)	14	—	—	—		—
Less: net (loss) income attributable to noncontrolling interest	(8)	—	—	—	—	—		(8)
Net income attributable to Huazhu Group Limited/Deutsche Hospitality	1,769	(14)	12	(2)	(16)	35		1,788

Earnings per share:
Basic	6.22							6.29
Diluted	5.94							6.01
Weighted average number of shares used in computation:
Basic	284,305,138							284,305,138
Diluted	304,309,890							304,309,890

HUAZHU GROUP LIMITED

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of December 31, 2019

(In millions-)

		Deutsche Hospitality
	Company	IFRS	GAAP Adjustment/ Conforming	US GAAP	US GAAP	Pro Forma Adjustments	Notes	Pro Forma Results
			Note [A]
	RMB	EUR	EUR	EUR	RMB	RMB		RMB
ASSETS
Current assets:
Cash and cash equivalents	3,234	44	—	44	344	—		3,578
Restricted cash	10,765	—	—	—	—	(5,393)	[E]	5,372
Short-term investments measured at fair value	2,908	—	0	0	0	—		2,908
Accounts receivable, net	218		30	30	235	—		453
Loan receivables, net	193	—	—	—	—	—		193
Amounts due from related parties	182	—	10	10	78	(77)	[E]	183
Inventories	57	4	—	4	31	—		88
Other current assets	699	7	4	11	86	—		785
Trade receivables	—	30	(30)	—	—	—		—
Current income tax receivables	—	1	—	1	8	—		8
Other current financial assets	—	13	(13)	—	—	—		—
Contract assets	—	1	(1)	—	—	—		—
Total current assets	18,256	100	—	100	782	(5,470)		13,568
Property and equipment, net	5,854	—	75	75	586	—		6,440
Intangible assets, net	1,662	9	(3)	6	47	4,156	[F]	5,865
Operating lease right-of-use assets	20,875	—	1,103	1,103	8,621	—		29,496
Land use rights, net	215	—	—	—	—	—		215
Long-term investments	1,929	—	18	18	141	—		2,070
Goodwill	2,657	—	3	3	23	2,664	[F]	5,344
Loan receivables, net	280	—	3	3	23	—		303
Other non-current assets	707	8	—	8	63	(156)	[E]	614
Deferred income tax assets	548	26	(4)	22	172	—		720
Property, plant and equipment	—	75	(75)	—	—	—		—
Right-of-use assets	—	1,316	(1,316)	—	—	—		—
Finance lease right-of-use assets	—	—	230	230	1,798	—		1,798
Loans to affiliated and associated companies	—	0	(0)	—	—	—		—
Amounts due from related parties, noncurrent	—	—	0	0	0	—		0
Investments in associates and joint ventures	—	16	(16)	—	—	—		—
Other non-current financial assets	—	5	(5)	—	—	—		—
Total assets	52,983	1,555	13	1,568	12,256	1,194		66,433

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	8,499	—	—	—	—	—		8,499
Accounts payable	1,176	—	34	34	266	—		1,442
Amounts due to related parties	95	—	0	0	0	—		95
Salary and welfare payables	491	—	10	10	78	—		569
Deferred revenue	1,179	—	31	31	242	—		1,421
Operating lease liabilities, current	3,082	—	38	38	297	—		3,379
Accrued expenses and other current liabilities	1,856	10	13	23	180	—		2,036
Dividends payable	678	—	—	—	—	—		678
Income tax payable	231	—	2	2	16	—		247
Current income tax liabilities	—	2	(2)	—	—	—		—
Trade payables	—	34	(34)	—	—	—		—
Current leasing liabilities	—	41	(41)	—	—	—		—
Finance lease liabilities, current	—	—	3	3	23	—		23
Contract liabilities	—	29	(29)	—	—	—		—
Other financial liabilities	—	13	(13)	—	—	—		—
Current provisions	—	12	(12)	—	—	—		—
Total current liabilities	17,287	141	—	141	1,102	—		18,389
Long-term debt	8,084	—	16	16	125	—		8,209
Operating lease liabilities, noncurrent	18,496	—	1,095	1,095	8,559	—		27,055
Deferred revenue	559	—	—	—	—	—		559
Other non-current liabilities	566	0	10	10	78	—		644
Deferred income tax liabilities	491	1	0	1	8	1,296	[F]	1,795
Non-current leasing liabilities	—	1,372	(1,372)	—	—	—		—
Finance lease liability, noncurrent	—	—	277	277	2,165	—		2,165
Non-current borrowings and other financial liabilities	—	16	(16)	—	—	—		—
Retirement benefit obligations	—	15	(0)	15	117	—		117
Non-current provisions	—	10	(10)	—	—	—		—
Total liabilities	45,483	1,555	0	1,555	12,154	1,296		58,933
Equity:
Ordinary shares	0	—	—	—	—	—		0
Treasury shares	(107)	—	—	—	—	—		(107)
Additional paid-in capital	3,834	—	—	—	—	—		3,834
Retained earnings (accumulated deficit)	3,701	(29)	18	(11)	(86)	86	[G]	3,701
Accumulated other comprehensive income(loss)	(49)	—	12	12	94	(94)	[G]	(49)
Subscribed share capital	—	12	—	12	94	(94)	[G]	—
Capital reserves	—	13	(13)	—	—	—		—
Other reserves	—	4	(4)	—	—	—		—
Total Huazhu Group Limited/Deutsche Hospitality shareholders’ equity	7,379	0	13	13	102	(102)		7,379
Noncontrolling interest	121	—	—	—	—	—		121
Total equity	7,500	0	13	13	102	(102)		7,500
Total liabilities and equity	52,983	1,555	13	1,568	12,256	1,194		66,433

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1. Basis of Pro Forma Presentation

As of January 2, 2020, the agreed closing date, the legal title of Deutsche Hospitality was transferred to the Company, and meanwhile the Company paid all the aggregated consideration. Accordingly, the Company obtained the effective control of Deutsche Hospitality, therefore the Company determined the acquisition date to be January 2, 2020.

The Company has engaged a third party valuation specialist firm with the assessment of purchase price allocation as of the closing date, and then performed results with identifiable intangible assets and goodwill based on the unaudited financial information of Deutsche Hospitality as of January 2, 2020. For purposes of the pro forma condensed combined consolidated financial statements for the year 2019 presented herein, the Company has (i) assumed that the carrying value of all assets and liabilities other than the intangible assets and goodwill identified upon acquisition approximated their respective acquisition-date fair values, (ii) has performed a valuation of Deutsche Hospitality’s identifiable intangible assets as of January 2, 2020 and assumed that such values will approximate the fair value of those assets as of December 31, 2019, and (iii) has computed the value of goodwill based on a total purchase price, after deducting the assets and liabilities identified in (i) and (ii) above.

The unaudited pro forma condensed combined financial information is based on the assumptions and adjustments that are described in the accompanying notes.

Intangible asset identified represents the brand names of Deutsche Hospitality with indefinite life, franchise agreements which are expect to be amortized over remaining contract terms, and non-compete agreement which is expected to be amortised over 2 years. a) The fair value of brand names of Deutsche Hospitality was established using a form of valuation approach known as the “relief from royalty method”, which applied an estimated royalty saving rate to derive the expected after-tax royalty cash flows from the brand names, discounted to present value. Inputs used in the relief from royalty method included the discount rate of 8.5%, the estimated income tax rate of 31.1% and the estimated royalty saving rates ranging from 1.5% to 3% depending on different brands; b) The fair value of franchise agreements was established using a form of income approach known as the “multi-period excess earning method”. In applying this method, the earnings expected to be generated by the intangible asset are forecasted over the estimated duration of the intangible asset. The earnings are then adjusted by taxes and the required return for the use of the contributory assets. The after-tax excess cash flows are then present-valued to estimate the value of the intangible asset as of the estimate date. Inputs used in the excess earnings method included the discount rate of 8.5%, the estimated income tax rate of 31.1% , and the estimated life of franchise agreements of remaining contract terms; c) The fair value of non-compete agreement was established using a form of income approach known as the “comparative method” under which fair value of the non-compete agreement was calculated by comparing the net cash flows in an environment of competition between the contractual parties, with the net cash flow when the clause avails, and by taking into account the probability of competing in absence of such clause. Similar to all other intangible assets, after-tax cash flows need to be discounted at 8.5% under the comparative method, to conclude the present value of the after-tax cash flows of the business.

The fair value of deferred tax liability associated with the identified intangible asset was estimated using the fair value of the intangible asset identified multiplied by the statutory income tax rate of the Deutsche Hospitality’s subsidiaries that hold the contracts and trademarks.

The total purchase price consisted of the following:

Amount
(EUR’000)
Total purchase price	719,877

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION - continued

1. Basis of Pro Forma Presentation - continued

	Amount(EUR’000)	Amortization period

Tangible assets and liability acquired
Property and equipment, net	75,058	2-25 years
Operating lease right-of-use assets	1,103,057	The lease terms
Finance lease right-of-use assets	229,681	Shorter of estimated useful lives of the assets and the lease terms
Other assets	151,320
Lease liabilities, current	(37,934)
Lease liabilities, non-current	(1,094,967)
Other liabilities	(422,685)
Intangible assets acquired	6,507	3-10 years
Intangible assets identified in this transaction
Non-compete agreement	1,289	2 years
Franchise agreements	34,628	Remaining contract terms
Brand names	495,814	Indefinite life
Goodwill recognized in this transaction	343,477
Deferred tax liabilities	(165,368)
	719,877

The unaudited pro forma combined financial information is based on assumptions and adjustments that are described in the accompanying notes. Other than as disclosed in the notes thereto, the unaudited pro forma combined financial data does not reflect any additional liabilities, off-balance sheet commitments or other obligations that may become payable after the date of such financial data.

2. Pro Forma Adjustments

The Company’s unaudited pro forma condensed combined financial statements give effect to the following pro forma adjustments on the unaudited financial statements:

Note [A]:                The Deutsche Hospitality financial statements were prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The Company made several adjustments to convert the Deutsche Hospitality financial statements from IFRS to U.S. GAAP, and to conform its presentation to the Company’s presentation. Below are the GAAP conversion and conforming adjustments in the pro forma condensed combined financial information. Refer to “GAAP Adjustment/Conforming” column within the pro forma condensed combined balance sheet and the pro forma condensed combined income statement for additional details.

•                  To adjust operating lease right-of-use assets, retained earnings, and hotel operating costs of EUR17 million of Deutsche Hospitality in order to reflect the differences in lease accounting between U.S. GAAP and IFRS. The differences mainly come from the subsequent accounting for operating lease ROU asset and lease expense between U.S. GAAP and IFRS. The Company adopted ASC 842 and Deutsche Hospitality adopted IFRS 16 on January 1, 2019. For operating lease under ASC 842, lease expense generally results in a straight-line expense profile that is presented as a single line in the income statement. As interest on the lease liability is generally declining over the lease term, amortization of the ROU asset is increasing over the lease term to provide a constant expense profile. For finance leases under ASC 842, the ROU asset is generally amortized on a straight-line basis. This amortization, when combined with the interest on the lease liability, results in a front-loaded expense profile. Interest and amortization are presented separately in the income statement. EUR17 million adjustment is to adjust the different expense profile for operating leases from a front-loaded expense profile under IFRS 16 to a constant expense profile under ASC 842.

•                  To reclassify the revenues of EUR471 million of Deutsche Hospitality to leased and owned hotels, manachised and franchised hotels and others in order to conform to the Company’s presentation.

•                  2. Pro Forma Adjustments — continued

•                  To reclassify the cost of materials and services of EUR110 million, personnel expenses of EUR147 million, depreciation, amortization and impairment of EUR86 million, other operating income of EUR27 million, other operating expenses of EUR118 million, finance income of EUR2 million and finance expenses of EUR54 million of Deutsche Hospitality in order to conform to the Company’s presentation.

•                  To reclassify the other current financial assets and contract assets of Deutsche Hospitality to amounts due from related parties, other current assets and short -term investments measured at fair value in order to conform to the Company’s presentation.

•                  To reclassify the goodwill of Deutsche Hospitality existed before this acquisition from intangible assets to goodwill in order to conform to the Company’s presentation.

•                  To reclassify the investments in associates and joint ventures and other non-current financial assets of Deutsche Hospitality to long term investments and loan receivables in order to conform to the Company’s presentation.

•                  To reclassify the contract liabilities, other financial liabilities and current provisions of Deutsche Hospitality to deferred revenue, accrued expenses and other current liabilities and salary and welfare payable in order to conform to the Company’s presentation.

•                  To reclassify the non-current borrowings and other financial liabilities and non-current provision of Deutsche Hospitality to long-term debt and other long-term liabilities in order to conform to the Company’s presentation.

•                  To reclassify the right-of-use assets, current leasing liabilities and non-current leasing liabilities of Deutsche Hospitality to operating lease right-of-use assets, finance lease right-of-use assets, operating lease liabilities and finance lease liabilities in order to conform to the Company’s presentation.

•                  To reflect the tax impact on the adjustments.

Note [B]:                The Company calculated the amortization of identifiable intangible assets related to the acquisition of Deutsche Hospitality to be RMB19 million for the year ended December 31, 2019. The calculation uses the straight-line method over the estimated useful lives.

Note [C]:                The Company incurred RMB66 million in transaction costs directly related to the acquisition in year 2019.  Deutsche Hospitality incurred RMB4 million in transaction costs directly related to the acquisition in year 2019. These costs mainly included legal and consulting fees. The Company and Deutsche Hospitality recognized these factually supportable costs as “general and administrative expenses” for the year ended December 31, 2019.

Considering the transaction costs of RMB66 million incurred by the Company and RMB4 million incurred by Deutsche Hospitality are non-recurring in nature, they were eliminated from the pro forma condensed combined income statement for pro forma purposes as if the transaction had occurred on January 1, 2019.

Note [D]:                For pro forma purpose, the Company recorded Deutsche Hospitality’s income tax benefits related to the pro forma amortization of the intangible assets, and the tax impact resulting from Note C, based on the statutory income tax rate.

Note [E]:                 To reflect the settlement of the purchase price of EUR720 million (RMB5,626 million).

Note [F]:                  To reflect the intangible assets identified, related deferred tax liabilities and goodwill recognized in this transaction.

Note [G]:                To eliminate the Deutsche Hospitality’s subscribed share capital, capital reserves, other reserves and accumulated deficit balances.